As filed with the Securities and Exchange Commission on May 3, 2022

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 2)

BlackRock Hedge Fund Guided Portfolio Solution

(Name of Issuer)

BlackRock Hedge Fund Guided Portfolio Solution

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per Share – Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares – 09261A102

Class I Shares – 09261A201

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Hedge Fund Guided Portfolio Solution

55 East 52nd Street

New York, New York 10055

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. P. Jay Spinola, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	55 East 52nd Street
New York, New York 10019	New York, New York 10055

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 2 (this “Final Amendment”) relates to the Issuer Tender Offer Statement on Schedule TO originally filed on September 27, 2021, as amended and supplemented by Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed on October 14, 2021 (together, the “Schedule TO”), by BlackRock Hedge Fund Guided Portfolio Solution, a Delaware statutory trust (the “Trust”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by the Trust (the “Offer”) to purchase up to 25% of its issued and outstanding Class A and Class I common shares of beneficial interest, par value $0.001 per share (the “Shares”), as of September 1, 2021, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 27, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase or the Schedule TO.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Exchange Act:

1.	The Offer expired at 11:59 p.m., Eastern time, on October 27, 2021.

2.

2,460.630 Shares of the Trust were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Trust in accordance with the terms of the Offer.

3.	The Valuation Date of the Shares tendered pursuant to the Offer was December 31, 2021.

4.

Payment of the repurchase price was made in the form of a promissory note issued to each shareholder whose tendered Shares were accepted for repurchase by the Trust. On February 4, 2022, in accordance with the terms of the Offer and the promissory notes, the Trust paid such shareholders of the Trust $22,123.52, collectively, of the cumulative amount payable under the promissory notes, and the remaining $2,458.17 was paid on April 29, 2022.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Final Amendment does not modify any of the information previously reported in the Schedule TO, the Offer to Purchase or the Letter of Transmittal.

Item 12(b).	Filing Fees

Filing Fee Exhibit is filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Hedge Fund Guided Portfolio Solution

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: May 3, 2022

Exhibit Index

Exhibit

Filing Fee Exhibit